K 3-22

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SECURI 05039992 SSION

RECEIVED MAR 01 2005 PROCESSING SECTION WASH, D.C. 202

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-42582

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American Enterprise Investment Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

805 AXP Financial Center
(No. and Street)

Minneapolis	**MN**	**55474**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John T. Sweeney **(612) 671-8553**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

220 South Sixth Street, Suite 1400	**Minneapolis**	**MN**	**55402**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 31 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/30/2005

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TLH 3/23

OATH OR AFFIRMATION

I, John T. Sweeney, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of American Enterprise Investment Services, Inc., as of December 31, 2004 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

John T. Sweeney
Signature

Chief Financial Officer
Title

Notary Public

RENEE A. BOBICK
Notary Public
Minnesota
My Commission Expires January 31, 2010

This report** contains (check all applicable boxes):

X (a) Facing page.
X (b) Statement of Financial Condition.
(c) Statement of Income (Loss).
(d) Statement of Changes in Financial Condition.
(e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(g) Computation of Net Capital.
(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
(j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation.
(m) A copy of the SIPC Supplemental Report.
(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

American Enterprise Investment Services, Inc.
December 31, 2004 With Report of Independent Registered Public Accounting Firm

American Enterprise Investment Services, Inc.

Statement of Financial Condition

December 31, 2004

Contents

Report of Independent Registered Public Accounting Firm 1

Statement of Financial Condition 2

Notes to Statement of Financial Condition 3

ERNST & YOUNG

Ernst & Young LLP
220 South Sixth Street, Ste 1400
Minneapolis, MN 55402-4509

Phone: (612) 343-1000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
American Enterprise Investment Services, Inc.

We have audited the accompanying statement of financial condition of American Enterprise Investment Services, Inc. (the Company) as of December 31, 2004. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Company at December 31, 2004, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

February 24, 2005

American Enterprise Investment Services, Inc.

Statement of Financial Condition

December 31, 2004

(Dollars in thousands, except share data)

Assets		
Cash and cash equivalents	$	79,249
Cash and investments segregated under federal and other regulations		915,012
Receivables:		
Customers		289,561
Brokers, dealers and clearing organizations		22,026
Affiliates		7,136
Other		2,863
Securities borrowed		212,687
Accrued interest and dividends receivable		8,636
Furniture, equipment, capitalized software and leasehold improvements (less accumulated depreciation and amortization of $2,574)		2,890
Deposits with clearing organizations		3,694
Securities owned, at fair value		867
Other assets		1,275
Total assets	$	1,545,896
Liabilities and stockholder's equity		
Liabilities:		
Payables:		
Customers	$	1,199,364
Brokers, dealers and clearing organizations		34,887
Affiliates		11,928
Other		1,978
Securities loaned		157,174
Accrued interest and dividends payable		4,177
Accrued expenses		2,814
Securities sold, not yet purchased, at fair value		2,535
Total liabilities		1,414,857
Stockholder's equity:		
Common stock, $1 par value:		
Authorized shares - 100		
Issued and outstanding shares - 100		-
Additional paid-in capital		84,875
Retained earnings		46,164
Total stockholder's equity		131,039
Total liabilities and stockholder's equity	$	1,545,896

See accompanying notes.

American Enterprise Investment Services, Inc.

Notes to Statement of Financial Condition

December 31, 2004
(Dollars in thousands)

1. Organization and Summary of Significant Accounting Policies

Organization

American Enterprise Investment Services, Inc. (the Company) is a wholly-owned subsidiary of American Express Financial Corporation (the Parent), which is a wholly-owned subsidiary of American Express Company. The Company executes and clears trades for accounts introduced by American Express Financial Advisors, Inc. (AEFA), an affiliated company. The Company also executes trades for the American Express Funds and other affiliates. The Company is a broker/dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD) and the Securities Investor Protection Corporation (SIPC).

Significant Accounting Policies

Securities Transactions and Other Revenue Recognition

Securities owned and securities sold, not yet purchased are stated at fair value. Fair value generally is based on published market prices or other relevant factors, including dealer price quotations and valuation pricing models, which take into account time value and volatility factors underlying the securities. Customers' securities transactions are recorded on a settlement date basis.

Collateralized Financing Agreements and Securities Borrowed and Loaned

Securities purchased under agreements to resell (resale agreements), which are included in cash and investments segregated under federal and other regulations, are recorded at the amount at which the securities will be subsequently resold. These financial instruments are collateralized by U.S. government securities. The Company purchased certain securities under agreements to resell; however, based on the nature of the resale agreements, an independent third party takes possession of the securities on behalf of the Company. The Company's agreements with third parties specify its right to request additional collateral if the fair value of the underlying security, including accrued interest, decreases in comparison to the related receivable. Collateral is valued daily and additional collateral is obtained from counterparties when appropriate.

Securities borrowed and loaned result from transactions with other brokers and dealers or financial institutions and are recorded at the amount of cash collateral advanced or received.

Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. Securities loaned transactions require the borrower to deposit cash or other collateral with the Company. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

1. Organization and Summary of Significant Accounting Policies (continued)

Interest is accrued on resale contract amounts, as well as on securities borrowed and loaned transactions, and is included in accrued interest receivable or payable on the statement of financial condition.

Fixed Assets

Furniture, equipment, capitalized software and leasehold improvements are recorded at cost. Depreciation and amortization are provided on a straight-line basis over the estimated useful lives.

Cash and Cash Equivalents

The Company defines cash equivalents as liquid or readily marketable investments with maturities of three months or less at date of acquisition.

Deposits with Clearing Organizations

Deposits with clearing organizations are carried at cost which approximates fair value.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from those estimates.

2. Cash and Investments Segregated Under Federal and Other Regulations

Cash and investments segregated under federal and other regulations, primarily resale agreements, of $915,012 have been segregated in the special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission. Resale agreements, which are with three national bank counterparties, are accounted for as collateralized financing transactions and are recorded at the contractual amounts, which approximate fair value. The collateral consists of U.S. government backed securities allowed under Rule 15c3-3.

(Dollars in thousands)

3. Related Party Transactions

The Company executes and clears trades for accounts introduced by AEFA and executes trades for other affiliates.

The Company receives certain support services from the Parent. The costs related to these services include salaries and employee benefits, occupancy and equipment rental.

The Company provides banking services to clients through a partnership with an affiliate, American Express Bank, FSB (AEB). Banking regulations require the Company to make a deposit greater than the daily amount of money presented to AEB on each day. As of December 31, 2004, the net amount of the deposit made by the Company and inter-company payable from AEB was $7,000. This deposit is reflected in receivables from affiliates in the statement of financial condition.

4. Customer Receivables and Payables

Customer receivables include amounts due in cash and margin transactions. Customer receivables are primarily collateralized by securities with market values in excess of the amounts due. At December 31, 2004, less than 2% of receivables from customers are unsecured. The Company establishes allowances for any potential losses based upon an evaluation of customer accounts. In addition, appropriate deductions are made in the Company's net capital computation. It is the policy of the Company to monitor the market value of the collateral and request additional collateral when required. Such collateral is not reflected in the accompanying statement of financial condition.

Customer payables represent free credit balances and funds deposited by customers and funds accruing to customers as a result of trades or contracts.

5. Receivables From and Payables to Brokers, Dealers and Clearing Organizations

The components of receivables from and payables to brokers, dealers and clearing organizations as of December 31, 2004, are as follows:

Receivables:	
Securities failed to deliver	$ 16,179
Funds due from clearing organizations and other financial institutions	5,847
	$ 22,026
Payables:	
Securities failed to receive	$ 25,155
Funds due to other financial institutions	9,732
	$ 34,887

(Dollars in thousands)

5. Receivables From and Payables to Brokers, Dealers and Clearing Organizations (continued)

Broker receivables and payables arise primarily from securities transactions executed by the Company for its customers. Broker receivables are generally collected within 30 days and are collateralized by securities in physical possession, on deposit or receivable from customers or other brokers.

Broker payables represent amounts due upon the receipt of securities. Should the broker or clearing organization fail to deliver the securities to the Company, the Company may be required to purchase identical securities on the open market. The value of such securities at December 31, 2004 approximates the amounts owed.

The Company monitors the credit standing of each broker or clearing organization with which it conducts business. In addition, the Company monitors the market value of collateral held. It is the policy of the Company to request and receive additional collateral when required.

6. Short-Term Borrowing

The Company has credit agreements with a bank totaling $75,000, comprised of a $50,000 secured bank credit line which is collateralized by customers' excess margin securities, and a $25,000 unsecured line. In addition, the Company has an unsecured credit agreement with its Parent for $50,000. There were no advances against these lines at December 31, 2004.

7. Securities Owned and Securities Sold, Not Yet Purchased

As of December 31, 2004, securities owned by the Company and securities sold, not yet purchased by the Company, were $867 and $2,535, respectively. Securities sold, not yet purchased represent obligations of the Company to deliver the specified security at the contracted price and, thereby, create a liability to purchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance-sheet risk, as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount reflected in the statement of financial condition. Securities owned and securities sold, not yet purchased are the result of temporary holdings based on adjustments made for client trading. Most holdings are equity and mutual fund positions.

8. Financial Instruments

Financial instruments recorded at fair value on the Company's statement of financial condition include securities owned and securities sold, not yet purchased. Other financial instruments are recorded by the Company at contract amounts and include receivables from and payables to brokers, dealers and clearing organizations, securities purchased under agreements to resell and amounts receivable from and payable to affiliates and customers. Financial instruments carried at contract amounts, which approximate fair value, either have short-term maturities (one year or less), are repriced frequently or bear market interest rates and, accordingly, are carried at amounts approximating fair value.

The Company's customer activities involve the execution, settlement and financing of various securities transactions. These activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. Such transactions may expose the Company to off-balance-sheet risk in the event that margin requirements are not sufficient to cover losses that customers incur, or contra brokers are unable to meet the terms of the contracted obligations.

In the event a customer or broker fails to satisfy its obligations, the Company may be required to purchase or to sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. The Company seeks to control the risk associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires customers to deposit additional collateral, or reduce positions, when necessary.

The Company enters into resale agreements and securities borrowing transactions that may result in credit exposure in the event the counter-party to the transaction is unable to fulfill its contractual obligations. The Company minimizes credit risk associated with these activities by monitoring counter-party credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited with or returned by the Company when deemed necessary.

In the normal course of business, the Company obtains securities under resale, securities borrowed and custody agreements on terms which permit it to pledge or resell the securities to others. At December 31, 2004, the Company obtained securities with a fair value of approximately $511,500 on such terms, for which $249,079 have been either pledged or otherwise transferred to others in connection with the Company's financing activities.

9. Net Capital Provisions

As a registered broker/dealer, the Company is subject to the SEC's net capital rule (Rule15c3-1). The Company computes its net capital requirements under the alternative method provided for in Rule15c3-1, which requires that the Company maintain net capital equal to 2% of aggregate customer-related debit items, as defined.

At December 31, 2004, the Company's net capital was $98,318 or 22% of aggregate debit balances and $89,479 in excess of required net capital.

Advances to affiliates, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the net capital rule of the SEC and other regulatory bodies.

10. Employee Retirement and Benefit Plans

The Company participates in the retirement, defined benefit, and defined contribution plans of American Express Company. These plans cover all permanent employees who have met certain employment requirements. Funding of retirement costs for the defined benefit plan complies with the applicable minimum funding requirements specified by ERISA. The Company's contribution to the defined contribution plans is a percentage of either each employee's eligible compensation or basic contribution.

The Company participates in defined benefit health care plans of the Parent that provide health care and life insurance benefits to retired employees. The plans include participant contributions and service related eligibility requirements. Upon retirement, such employees are considered to have been employees of the Parent.

11. Income Taxes

The Company is included in consolidated income tax returns filed by American Express Company. The provision for current income taxes is determined on a separate entity basis, except that any benefit for losses is recognized only to the extent that it can be utilized in the consolidated return. It is the policy of the Parent to reimburse subsidiaries for any current tax benefits recognized. Deferred taxes are recorded to reflect the tax consequences on future years of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end. Such temporary differences consist primarily of compensation items. State taxes are allocated to subsidiaries based on related contributions using apportionment factors. Generally, state taxes are not significant to the Company.

(Dollars in thousands)

11. Income Taxes (continued)

The Company is required to establish a valuation allowance for any portion of the deferred tax assets that management believes will not be realized. In the opinion of management, it is more likely than not that the Company will realize the benefit of the deferred tax assets and, therefore, no such valuation allowance has been established. As of December 31, 2004, the Company held deferred tax assets and liabilities of $783 and $310, respectively. These items primarily relate to accrued liabilities and accelerated depreciation of fixed assets for tax purposes.

12. Commitments and Contingencies

From time to time in the normal course of business, the Company is named as a defendant in lawsuits, arbitration and administrative claims. It is the opinion of management, after consultation with counsel, that resolution of such matters will not have a material adverse effect on the financial condition of the Company.

The Company applies the provisions of the Financial Accounting Standards Board Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others* ("FIN 45"), which provides accounting and disclosure requirements for certain guarantees. In the normal course of business, the Company provides guarantees to securities clearinghouses and exchanges. These guarantees are generally required under the standard membership agreements such that members are required to guarantee the performance of other members. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral. The Company's obligation under such guarantees could exceed the collateral amounts posted, however the potential for the Company to be required to make payments under such guarantees is deemed remote.

13. Subsequent Events

On February 1, 2005, American Express announced plans to pursue a tax-free spin-off of the common stock of AEFC through a special dividend to American Express common shareholders. The final transaction, which is subject to certain conditions including receipt of a favorable tax ruling and approval by American Express' Board of Directors, is expected to close in the third quarter of 2005.